Exhibit 99.1

21Vianet Group, Inc. Reports Second Quarter 2012 Financial Results

2Q12 Net Revenues Up 58.2% YOY to RMB364.5 Million

2Q12 Adjusted EBITDA Up 49.3% YOY to RMB70.4 Million

2Q12 Adjusted Net Profit Up 10.7% YOY to RMB37.6 Million

Live Conference Call to be Held at 8:00 AM U.S. Eastern Time, August 17, 2012

Beijing, August 16, 2012—21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced its unaudited financial results for the second quarter of 2012. The Company will hold a conference call at 8:00 a.m. Eastern Time on August 17, 2012. Dial-in details are provided at the end of the release.

Second Quarter 2012 Financial Highlights

•	Net revenues increased by 58.2% to RMB364.5 million (US$57.4 million) from RMB230.4 million in the comparative period in 2011.

•	Adjusted EBITDA[1] increased by 49.3% to RMB70.4 million (US$11.1 million) from RMB47.2 million in the comparative period in 2011.

•	Adjusted EBITDA margin[2] was 19.3%, compared to 20.5% in the comparative period in 2011.

•	Adjusted net profit[3] increased by 10.7% to RMB37.6 million (US$5.9 million) from RMB34.0 million in the comparative period in 2011.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are very pleased to have achieved a new milestone at 21Vianet with the opening of our new self-built data centers. This expansion dramatically increased our overall self-built cabinet count by 2,280 new cabinets to over 6,400 cabinets, accounting for 62.1% of the 10,394 total cabinets under our management, as of June 30, 2012. More importantly, our increased self-built capacity provides us with additional operational control over our hosting facilities, resulting in improved quality and effectiveness for servicing our clients’ data transmission needs. Looking ahead, we remain committed to reaching 13,000 cabinets by the end of 2012 while enhancing our network and service offerings to further accommodate the strong demand from our diversified customer base.”

Mr. Shang Hsiao, President and Chief Financial Officer of the Company, commented, “We are very excited to begin this new phase of expansion of our self-built data centers. Even though the rollout of our new self-built cabinets did not come online until the end of June, we still met our revenue guidance and were pleased to realize an increase in monthly recurring revenue per cabinet and maintain high utilization rates. These results highlight the resilient demand for reliable, secure and fast network capacity in China, and also the capacity constraints we still experience. As we continue to ramp up our overall capacity and explore new initiatives for the second half of 2012, we remain confident in the sustainability of our sector dynamics, revenue growth and margin expansion capabilities going forward.”

[1]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable.
[2]	Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA as a percentage of total net revenues.
[3]	Adjusted net profit/loss is a non-GAAP financial measure, which is defined as net profit/loss excluding share-based compensation expenses, amortization of intangible assets derived from acquisitions, changes in the fair value of contingent purchase consideration payable and related deferred tax impact.

Second Quarter 2012 Financial Results

REVENUES: Net revenues for the second quarter of 2012 increased by 58.2% to RMB364.5 million (US$57.4 million) from RMB230.4 million in the comparative period in 2011.

Net revenues from hosting and related services increased by 40.8% to RMB205.1 million (US$32.3 million) in the second quarter of 2012 from RMB145.7 million in the comparative period in 2011, primarily due to an increase in the total number of cabinets under management in both the Company’s self-built and partnered data centers, which was attributable to growing customer demand.

Net revenues from managed network services increased by 88.1% to RMB159.4 million (US$25.1 million) in the second quarter of 2012 from RMB84.7 million in the comparative period in 2011, primarily driven by an increase in network capacity demand for data transmission services. Excluding revenues contributed by Guangzhou Gehua Network Technology and Development Co., Ltd. (“Gehua”), a business the Company acquired during the fourth quarter of 2011, net revenues from managed network services increased by 59.0% to RMB134.8 million (US$21.2 million) from RMB84.7 million in the prior year comparative period.

GROSS PROFIT: For the second quarter of 2012, gross profit increased by 67.1% to RMB103.4 million (US$16.3 million) from RMB61.9 million in the comparative period in 2011. Gross margin for the second quarter of 2012 increased to 28.4% from 26.8% in the comparative period in 2011.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 59.4% to RMB110.3 million (US$17.4 million) from RMB69.2 million in the comparative period in 2011.

Adjusted gross margin increased to 30.3% from 30.0% in the comparative period in 2011, primarily due to a balanced increase in new self-built and partnered data centers. The Company plans to continue to shift its revenue mix towards a higher percentage of self-built data centers, which carry slightly higher gross margins relative to partnered data centers.

OPERATING EXPENSES: Total operating expenses were RMB75.0 million (US$11.8 million), compared to RMB92.6 million in the comparative period in 2011.

Sales and marketing expenses increased to RMB24.3 million (US$3.8 million) from RMB18.5 million in the comparative period in 2011, primarily due to the expansion of the Company’s sales and service support team.

General and administrative expenses increased to RMB32.0 million (US$5.0 million) from RMB17.9 million in the comparative period in 2011, primarily due to an increase in headcount, office rentals and other expansion related expenses.

Research and development expenses increased to RMB16.5 million (US$2.6 million) from RMB8.1 million in the comparative period in 2011, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand and improve its service offerings.

Change in the fair value of contingent purchase consideration payable was RMB2.2 million (US$0.3 million) during the second quarter of 2012. This expense was primarily due to an increase in the fair value of cash and share-based contingent purchase considerations payable as of June 30, 2012 associated with the Company’s acquisitions of the Managed Network Entities and Gehua.

Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB62.1 million (US$9.8 million) from RMB36.0 million in the comparative period in 2011. As a percentage of net revenue, adjusted operating expenses were 17.1%, compared to 15.6% in the comparative period in 2011.

ADJUSTED EBITDA: Adjusted EBITDA for the second quarter of 2012 increased by 49.3% to RMB70.4 million (US$11.1 million) from RMB47.2 million in the comparative period in 2011. Adjusted EBITDA margin for the quarter was 19.3%, compared to 20.5% in the comparative period in 2011. Adjusted EBITDA in the second quarter of 2012 excludes share-based compensation expenses of RMB11.4 million (US$1.8 million) and changes in the fair value of contingent purchase consideration payable of RMB2.2 million (US$0.3 million).

NET PROFIT/LOSS: Net profit for the second quarter of 2012 was RMB18.2 million (US$2.9 million) compared to a net loss of RMB22.8 million in the comparative period in 2011.

Adjusted net profit for the second quarter of 2012 increased by 10.7% to RMB37.6 million (US$5.9 million) from RMB34.0 million in the comparative period in 2011. Adjusted net profit in the second quarter of 2012 excludes share-based compensation expenses of RMB11.4 million (US$1.8 million), amortization of intangible assets derived from acquisitions of RMB6.2 million (US$1.0 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB1.9 million (US$0.3 million) in the aggregate. Adjusted net margin was 10.3%, compared to 14.8% in the comparative period in 2011.

EARNING/LOSS PER SHARE: Diluted earnings per ordinary share for the second quarter of 2012 was RMB0.05, which represents the equivalent of RMB0.30 (US$0.06) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the second quarter of 2012 was RMB0.11, which represents the equivalent of RMB0.66 (US$0.12) per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above to divide the weighted average shares number.

As of June 30, 2012, the Company had a total of 349.1 million ordinary shares outstanding or the equivalents of 58.2 million ADSs outstanding.

BALANCE SHEET: As of June 30, 2012, the Company’s cash and cash equivalents and short-term investment were RMB979.5 million (US$154.2 million), compared to RMB1.3 billion as of December 31, 2011.

Second Quarter 2012 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet increased to RMB10,053 in the second quarter of 2012 from RMB9,718 in the first quarter of 2012.

•

Total cabinets under management increased to 10,394 as of June 30, 2012, from 8,027 as of March 31, 2012, with 6,450 cabinets in the Company’s self-built data centers and 3,944 cabinets in its partnered data centers.

•	Utilization rate remained stable at 81.2% in the second quarter 2012 compared to 82.4% in the first quarter of 2012.

•	Churn rate remained stable at 0.93% in the second quarter of 2012 compared to 0.95% in the first quarter of 2012. Top 20 customers’ churn rate remained 0%.

•	The largest customer represented 3.7% of total net revenues.

Six Months Ended June 30, 2012 Financial Performance

For the six months ended June 30, 2012, net revenue increased by 61.1% to RMB710.3 million (US$111.8 million) from 441.0 million in the prior year comparative period. Adjusted EBITDA for the first six months ended June 30, 2012 increased by 55.1% to RMB139.9 million (US$22.0 million) from RMB90.2 million in the prior year comparative period. Adjusted EBITDA margin was 19.7%, compared to 20.4% in the prior year comparative period. Adjusted EBITDA for the first six months of 2012 excludes share-based compensation expense of RMB22.3 million (US$3.5 million) and changes in the fair value of contingent purchase consideration payable of RMB45.4 million (US$7.2 million). Adjusted net profit for the first six months of 2012 increased by 21.8% to RMB75.6 million (US$11.9 million) from RMB62.0 million in the prior year comparative period. Adjusted net profit in the first six months of 2012 excludes share-based compensation expense of RMB22.3 million (US$3.5 million), amortization of intangible assets derived from acquisitions of RMB12.3 million (US$1.9 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax assets of RMB38.6 million (US$6.1 million).

Financial Outlook

For the third quarter of 2012, the Company expects net revenues to be in the range of RMB388 million to RMB400 million. Adjusted EBITDA is expected to be in the range of RMB74 million to RMB83 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Friday, August 17, 2012 at 8:00 a.m. Eastern Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	# 11567002

The replay will be accessible through August 23, 2012 by dialing the following numbers:

United States:	+1-718-354-1232
International Toll Free:	+1-866-214-5335
Conference ID:	# 11567002

A webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.3530 to US$1.00, the noon buying rate in effect on June 29, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services and cloud computing infrastructure services, improving the reliability, security and speed of its customers’ Internet connections through 21Vianet’s Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology, BroadEx, enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in 33 cities throughout China, servicing a diversified and loyal base of more than 1,600 customers that span many industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2012 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2011	June 30, 2012
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	410,389	626,190	98,566
Restricted cash	4,578	—	—
Accounts receivable, net	147,624	244,934	38,554
Short term investments	894,540	353,333	55,617
Prepaid expenses and other current assets	47,575	112,281	17,674
Deferred tax assets	4,872	8,966	1,411
Amount due from related parties	41,643	50,408	7,935

Total current assets	1,551,221	1,396,112	219,757
Non-current assets:
Property and equipment, net	453,883	652,983	102,783
Intangible assets, net	159,439	266,891	42,010
Deferred tax assets	12,773	18,970	2,986
Goodwill	217,436	217,436	34,226
Investment	8,200	8,200	1,291
Restricted cash	—	122,283	19,248

Total non-current assets	851,731	1,286,763	202,544

Total assets	2,402,952	2,682,875	422,301

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Short term bank borrowings	100,000	135,100	21,266
Accounts payable	82,131	86,768	13,658
Notes payable	4,578	—	—
Accrued expenses and other payables	124,326	200,221	31,516
Advances from customers	23,238	23,860	3,756
Income tax payable	5,634	32,007	5,038
Amounts due to related parties	96,618	151,777	23,891
Current portion of capital lease obligations	26,012	25,140	3,957

Total current liabilities	462,537	654,873	103,082
Non-current liabilities:
Long term bank borrowings	—	90,717	14,279
Amounts due to related parties	124,493	103,354	16,269
Non-current portion of capital lease obligations	73,896	66,992	10,545
Unrecognized tax benefits	26,801	11,636	1,832
Deferred tax liabilities	39,682	36,552	5,754
Deferred government grant	5,819	19,500	3,069

Total non-current liabilities	270,691	328,751	51,748
Commitments and contingencies
Mezzanine equity	—	—	—
Shareholders’ equity
Treasury stock	(168,018)	(26,675)	(4,199)
Ordinary shares	23	23	4
Additional paid-in capital	3,277,658	3,159,013	497,247
Accumulated other comprehensive income loss	(54,779)	(50,258)	(7,911)
Statutory reserves	15,837	15,837	2,493
Accumulated deficit	(1,418,167)	(1,416,431)	(222,956)

Total 21Vianet Group, Inc. shareholders’ equity	1,652,554	1,681,509	264,678
Non-controlling interest	17,170	17,742	2,793

Total shareholders’ equity	1,669,724	1,699,251	267,471

Total liabilities, mezzanine equity and shareholders’ equity	2,402,952	2,682,875	422,301

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		Three months ended March 31,			Six months ended June 30
	June 30, 2011	March 31, 2012	June 30, 2012		2011	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	145,663	189,501	205,078	32,280	274,551	394,579	62,109
Managed network services	84,748	156,318	159,384	25,088	166,456	315,702	49,693

Total net revenues	230,411	345,819	364,462	57,368	441,007	710,281	111,802
Cost of revenues	(168,557)	(247,647)	(261,088)	(41,097)	(324,078)	(508,735)	(80,078)

Gross profit	61,854	98,172	103,374	16,271	116,929	201,546	31,724
Operating expenses				—		—	—
Sales and marketing	(18,537)	(25,148)	(24,262)	(3,819)	(34,533)	(49,410)	(7,777)
General and administrative	(17,886)	(29,499)	(32,004)	(5,038)	(33,865)	(61,503)	(9,681)
Research and development	(8,086)	(11,370)	(16,477)	(2,594)	(15,241)	(27,847)	(4,383)
Changes in the fair value of contingent purchase consideration payable	(48,069)	(43,239)	(2,210)	(348)	(98,101)	(45,449)	(7,154)

Total operating expenses	(92,578)	(109,256)	(74,953)	(11,799)	(181,740)	(184,209)	(28,995)

Operating profit (loss)	(30,724)	(11,084)	28,421	4,472	(64,811)	17,337	2,729
Interest income	3,368	1,760	4,466	703	3,540	6,226	980
Interest expense	(1,469)	(2,316)	(1,483)	(233)	(2,452)	(3,799)	(598)
Other income	244	1	406	64	946	407	64
Other expense	(101)	(371)	(22)	(3)	(211)	(393)	(62)
Foreign exchange gain (loss)	1,118	(1,382)	(3,134)	(493)	1,818	(4,516)	(711)

Profit (loss) before income taxes	(27,564)	(13,392)	28,654	4,510	(61,170)	15,262	2,402
Income tax benefit (expense)	4,812	(2,511)	(10,443)	(1,644)	7,881	(12,954)	(2,039)

Net profit (loss)	(22,752)	(15,903)	18,211	2,866	(53,289)	2,308	363
Net income attributable to non-controlling interest	(6,800)	(358)	(214)	(34)	(12,768)	(572)	(90)

Net profit (loss) attributable to the Company’s ordinary shareholders	(29,552)	(16,261)	17,997	2,832	(66,057)	1,736	273

Loss per share
Basic	(0.11)	(0.05)	0.05	0.01	(0.35)	0.01	—
Diluted	(0.11)	(0.05)	0.05	0.01	(0.35)	0.01	—
Shares used in loss per share computation
Basic*	278,713,982	342,115,718	327,359,013	327,359,013	187,533,196	326,921,241	326,921,241
Diluted*	278,713,982	353,241,225	338,748,917	338,748,917	187,533,196	338,323,400	338,323,400

Loss per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	(0.66)	(0.30)	0.30	0.06	(2.10)	0.06	0.00
EPS - Diluted	(0.66)	(0.30)	0.30	0.06	(2.10)	0.06	0.00

*	Shares used in loss/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended June 30
	June 30, 2011	March 31, 2012	June 30, 2012		2011	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	61,854	98,172	103,374	16,271	116,929	201,546	31,724
Plus: share-based compensation expense	537	674	800	126	1,223	1,474	232
Plus: amortization of intangible assets derived from acquisitions	6,842	6,195	6,150	968	14,303	12,345	1,943

Adjusted gross profit	69,233	105,041	110,324	17,365	132,455	215,365	33,899

Adjusted gross margin	30.0%	30.4%	30.3%	30.3%	30.0%	30.3%	30.3%
Operating expenses	(92,578)	(109,256)	(74,953)	(11,799)	(181,740)	(184,209)	(28,995)
Plus: share-based compensation expense	8,516	10,220	10,597	1,668	16,402	20,817	3,277
Plus: changes in the fair value of contingent purchase consideration payable	48,069	43,239	2,210	348	98,101	45,449	7,154

Adjusted operating expenses	(35,993)	(55,797)	(62,146)	(9,783)	(67,237)	(117,943)	(18,564)

Net loss	(22,752)	(15,903)	18,211	2,866	(53,289)	2,308	363
Plus: share-based compensation expense	9,053	10,894	11,397	1,794	17,625	22,291	3,509
Plus: amortization of intangible assets derived from acquisitions	6,842	6,195	6,150	968	14,303	12,345	1,943
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	40,859	36,753	1,879	296	83,386	38,632	6,081

Adjusted net profit	34,002	37,939	37,637	5,924	62,025	75,576	11,896

Adjusted net margin	14.8%	11.0%	10.3%	10.3%	14.1%	10.6%	10.6%
Operating profit (loss)	(30,724)	(11,084)	28,421	4,472	(64,811)	17,337	2,729
Plus: depreciation	13,520	19,790	19,704	3,102	24,079	39,494	6,217
Plus: amortization	7,241	6,634	8,682	1,367	15,174	15,316	2,411
Plus: share-based compensation expense	9,053	10,894	11,397	1,794	17,625	22,291	3,509
Plus: changes in the fair value of contingent purchase consideration payable	48,069	43,239	2,210	348	98,101	45,449	7,154

Adjusted EBITDA	47,159	69,473	70,414	11,083	90,168	139,887	22,020

Adjusted EBITDA margin	20.5%	20.1%	19.3%	19.3%	20.4%	19.7%	19.7%

Adjusted net profit	34,002	37,939	37,637	5,924	62,025	75,576	11,896
Less: Net income attributable to non-controlling interest	(6,800)	(358)	(214)	(34)	(12,768)	(572)	(90)
Adjusted net profit attributable to the Company’s ordinary shareholders	27,202	37,581	37,423	5,890	49,257	75,004	11,806

Adjusted earnings per share
Basic	0.10	0.11	0.11	0.02	0.26	0.23	0.04
Diluted	0.09	0.11	0.11	0.02	0.24	0.22	0.03
Shares used in adjusted earnings per share computation:
Basic*	278,713,982	342,115,718	327,359,013	327,359,013	187,533,196	326,921,241	326,921,241
Diluted*	297,880,448	342,115,718	338,748,917	338,748,917	205,215,623	338,323,400	338,323,400

Earnings per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	0.60	0.66	0.66	0.12	1.56	1.38	0.24
EPS - Diluted	0.54	0.66	0.66	0.12	1.44	1.32	0.18

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.